Exhibit 12(a)

ENERGY FUTURE HOLDINGS CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Successor	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
			2006	2005	2004	2003
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(1,361)	$699	$2,465	$1,775	$81	$566
Add: Total federal income tax expense (benefit)	(673)	309	1,263	632	42	252
Fixed charges (see detail below)	905	777	907	856	761	859
Preferred dividends of subsidiaries	—	—	—	3	2	5

Total earnings (loss)	$(1,129)	$1,785	$4,635	$3,266	$886	$1,682

FIXED CHARGES:
Interest expense	$899	$750	$877	$817	$705	$791
Rentals representative of the interest factor	6	27	30	39	56	68

Fixed charges deducted from earnings	905	777	907	856	761	859
Preferred dividends of subsidiaries (pretax) (a)	—	—	—	4	3	7

Total fixed charges	905	777	907	860	764	866
Preference dividends of registrant (pretax) (a)	—	—	—	14	33	32

Fixed charges and preference dividends	$905	$777	$907	$874	$797	$898

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	2.30	5.11	3.80	1.16	1.94

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	—	2.30	5.11	3.74	1.11	1.87

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	For the period from October 11, 2007 through December 31, 2007, fixed charges and combined fixed charges and preference dividends exceeded earnings by $2.034 billion.